Filed pursuant to Rule 433 Registration Statement No. 333-180300-03 September 6, 2013

FI Enhanced Europe 50 ETN

The Credit Suisse FI Enhanced Europe 50 Exchange Traded Notes (the “ETNs”) are senior, unsecured debt securities issued by Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch, that are linked on a leveraged basis to the return of the STOXX Europe 50® USD (Gross Return) Index (the “Index”). The Index is composed of the equity securities of 50 “blue chip” European companies by free-float market capitalization (each, an “Index Component”). The ETNs are listed on the NYSE Arca under the ticker symbol “FIEU”.1 The ETNs should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs.

ETN Details
ETN ticker	FIEU
Intraday Indicative Value ticker	FIEU.IV
Bloomberg Index ticker	SX5PGV
CUSIP/ISIN	22542D100/US22542D1000
Primary exchange	NYSE Arca[1]
Investor fee rate	0.05%[2]
Financing rate	3M USD LIBOR + 0.76%
Leverage factor	2.0[3]
ETN inception date	September 5, 2013
Underlying Index	STOXX Europe 50® USD
(Gross Return) Index

Index Returns (as of 8/30/13)
1 month	-1.38%
3 month	-0.21%
1 year	15.98%
Since Inception, Annualized*	9.22%
*Index inception date was March 27, 2012

Index Weighting by Country
(as of August 30, 2013)

Index Overview

■	The Index is composed of the equity securities of the 50 largest European companies by free-float market capitalization within the STOXX Europe 600® Index (the “Parent Index”).
■	The Parent Index contains the 600 largest stocks traded on the major exchanges of 18 European countries: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom.

Strategy Focus

■	The ETNs seek to approximate the return that might be available through a leveraged “long” investment strategy in the components of the Index.
■	The ETNs provide a Leverage Factor of 2.0.[3]
■	If the Closing Indicative Value of the ETNs falls to or below 60% of the Initial Indicative Value[4], the exposure in the ETN will be rebalanced with the aim of resetting the then-current leverage to approximately 2.0.
■	If the Intraday Indicative Value of the ETNs falls to or below 40% of the Initial Indicative Value[4], the ETNs will be automatically accelerated and redeemed.

Index Performance (March 27, 2012 -August 30, 2013)

The above graph sets forth the historical performance of the Index and the MSCI World TR Net USD Index from the Index inception date of March 27, 2012 through August 30, 2013. Historical performance is not indicative of future performance. The above graph does not include any ETN Fees, which will reduce the amount of the return on the ETNs at maturity or upon repurchase by Credit Suisse.

1Credit Suisse has no obligation to maintain any listing on NYSE Arca or any other exchange and we may delist the ETNs at any time.

2Because of daily compounding, the actual investor fee realized may exceed 0.05% per annum.

3The effective leverage will vary as the Closing Indicative Value changes.

4or the Rebalanced Indicative Value if a rebalancing has previously occurred.

Leverage Mechanics

■	On the ETN Inception Date, the Closing Indicative Value of the ETNs was set to $100.
■	On the same date the “Index Units” were set equal to approximately 0.15174. This represents the initial $100 investment, leveraged by a factor of 2 to $200, divided by the level of the Index on the ETN inception date. The Index Units will remain unchanged unless the Closing Indicative Value falls to $60 or below.
■	Each day, the Index Units are multiplied by the change in the level of the Index to generate that day’s gross return called the “Index Amount”.
■	The daily ETN Fees are then subtracted from the performance.
■	That day’s Closing Indicative Value is calculated by taking the previous day’s Closing Indicative Value, plus the Index Amount, less the ETN fees.

Selected Investment Considerations

–	The ETNs do not guarantee any return of principal and are fully exposed on a leveraged basis to any decline in the level of the Index. As a result, you may lose all or a significant portion of your investment in the ETNs. Furthermore, the return at maturity or upon repurchase will be reduced by the ETN Fees. Therefore, the level of the Index must increase by an amount sufficient to offset the applicable fees. The cumulative effect of the ETN Fees may be greater than the charges and fees you would incur in connection with an alternative investment.
–	The ETNs are designed to reflect a leveraged exposure to the performance of the Index, however the exposure to the Index will fluctuate during the term of the ETNs. The ETNs are subject to a Leverage Factor of 2 but the effective leverage will vary as the indicative value of the ETNs changes. The ETNs are very sensitive to changes in the performance of the Index, and returns on the ETNs may be impacted in complex ways by the volatility of the Index. Accordingly, the ETNs should be purchased only by knowledgeable investors who understand the potential consequences of investing in leveraged investments and the Index. Investors should actively and frequently monitor their investments in the ETNs.
–	You will not receive any periodic interest payments on the ETNs.
–	A trading market for the ETNs may not develop. We have applied to list the ETNs on NYSE Arca under the symbol “FIEU”. We expect that investors will purchase and sell the ETNs primarily in this secondary market. We have no obligation to maintain this listing on NYSE Arca or any listing on any other exchange, and may delist the ETNs at any time.
–	The ETNs may be deleveraged. If the Closing Indicative Value of the ETN on any trading day is equal to or less than $60 (or 60% of the most recent Rebalanced Indicative Value, if applicable), a Rebalance Event will have occurred and the ETNs will be effectively deleveraged. A Rebalance Fee will also be incurred. In this case, you may not recover your initial investment even if the level of the Index increases back to the Initial Index level (or most recently rebalanced level).
–	The ETNs may be automatically accelerated and redeemed. If the Intraday Indicative Value on any trading day is less than or equal to $40 (or 40% of the Rebalanced Indicative Value, if applicable) an Acceleration Event will have occurred and the ETNs will be subject to automatic acceleration. An Acceleration Fee will also be incurred. If an Acceleration Event occurs, the Acceleration Redemption Amount will be less than the principal amount of your securities.

–	The Index components are equity securities of non-U.S. companies. To the extent that U.S. markets are closed while international markets remain open, significant movements may take place in the levels,values or prices of the Index or the Index Components that will not bereflected immediately in the price of the ETNs. Similarly, Index Components may reach their final level for such day before the close of trading on NYSE Arca. Any periods in which trading markets for the Index, Index Components and ETNs are not open may have an adverse effect on liquidity for the ETNs and related bid-ask spreads.
–	The Financing Rate is based upon a floating rate that may increase significantly during the term of the ETNs. In this case, the Financing Rate would accrue at a higher rate, resulting in a greater deduction in the amount payable on the ETNs.
–	The Closing Indicative Value of the ETNs is not the same as the closing price or any other trading price of the ETNs in the secondary market. The trading price of the ETNs at any time is the price at which you may be able to sell your ETNs in the secondary market at such time, if one exists. The trading price of the ETNs at any time may vary significantly from the Closing Indicative Value of such ETNs at such time. Before trading in the secondary market, you should compare the indicative value with the then-prevailing trading price of the ETNs.
–	Although the return on the ETNs will be based on the performance of the Index, the payment of any amount due on the ETNs, including any payment upon repurchase or at maturity, is subject to the credit risk of Credit Suisse. Investors are dependent on Credit Suisse’s ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.
–	We have the right to accelerate the ETNs in whole or in part on any business day during the term of the ETNs. The amount you may receive upon an acceleration at Credit Suisse’s option may be less than the amount you would receive on your investment at maturity or if you had elected to have us repurchase your ETNs at a time of your choosing.
–	Tax consequences of the ETNs are uncertain and potential investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the ETNs.

An investment in the ETNs involves significant risks. The selected investment considerations herein are not intended as a complete description of all risks associated with the ETNs. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Sources: Bloomberg. All data was obtained from publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse AG has not sought to independently verify information obtained from public and third-party sources. The Index is unmanaged, assumes reinvestment of dividends or interest and does not reflect the deduction of fees and expenses from the ETNs.

Any capitalized terms used herein but not otherwise defined shall have the meanings given to them in the applicable pricing supplement.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of the ETNs. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the applicable pricing supplement related to the ETNs discussed herein on the SEC website at: http://www.sec.gov/Archives/edgar/data/1053092/000089109213007676/e55337_424b2.htm

You may access the prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.

Copyright ©2013. Credit Suisse Group AG and/or its affiliates. All rights reserved.

For More Information
ETN Desk: 212 538 7333	Email: ETN.Desk@credit-suisse.com	Website: www.credit-suisse.com/etn